SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
CERAGON NETWORKS LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M22013102
(CUSIP Number)

Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin4810002, Israel
Tel: (+972 ) 3-543-1643
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to
Michael Gibson, Katherine Frank, and Stephen Gill
Vinson & Elkins LLP
200 West 6th Street, Suite 2500
Austin, TX 78701
512-542-8400

June 24, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Aviat Networks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 4,233,757
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,233,757
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,233,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5% (1)
14	TYPE OF REPORTING PERSON: CO
(1) Based on 84,001,666 Ordinary Shares (as defined herein), issued and outstanding as of March 27, 2022, as disclosed on the Annual Report on Form 20-F filed by the Issuer (as defined herein) filed with the SEC on May 2, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Weinstock Legacy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01% (1)
14	TYPE OF REPORTING PERSON: OO
*Consists of shares owned by Weinstock Legacy, LLC
(1) Based on 84,001,666 Ordinary Shares (as defined herein), issued and outstanding as of March 27, 2022, as disclosed on the Annual Report on Form 20-F filed by the Issuer (as defined herein) filed with the SEC on May 2, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON: Craig Weinstock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.01% (1)
14	TYPE OF REPORTING PERSON: IN
*Consists of shares owned by Weinstock Legacy, LLC
(1) Based on 84,001,666 Ordinary Shares (as defined herein), issued and outstanding as of March 27, 2022, as disclosed on the Annual Report on Form 20-F filed by the Issuer (as defined herein) filed with the SEC on May 2, 2022.

Item 1. Security and Issuer.
The securities covered by this Schedule 13D are ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Ceragon Networks, Ltd., an Israel corporation (the “Issuer”). The Issuer’s address is Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin 4810002, Israel.
Item 2. Identity and Background.
(a)    This Schedule 13D is being filed by Aviat Networks, Inc., a Delaware corporation (“Aviat”), and Weinstock Legacy, LLC (“Weinstock Legacy”) and Craig Weinstock (“Mr. Weinstock”), a nominee for the Board of Directors of the Issuer (each a “Reporting Person” and, collectively, the “Reporting Persons”). The name, residence or principal business address, citizenship and present principal occupation of each manager, director and executive officer of each Reporting Person (each, a “Listed Person”) is listed on Schedule I hereto.
(b)    The principal business address for Aviat is 200 Parker Dr. Ste. 100A, Austin, Texas 78728 and for Weinstock Legacy and Mr. Weinstock is 647 Electra Dr., Houston, TX, 77079.
(c)    Aviat is primarily engaged in the business of designing, manufacturing and selling of wireless networking products, solutions and services. Weinstock Legacy is primarly engaged in investing in securities. The principal occupation of Mr. Weinstock is serving as the Senior Vice President and General Counsel of National Oilwell Varco, a provider of oilfield equipment and technologies.
(d)-(e)    During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Aviat is a corporation formed under the laws of the State of Delaware. Weinstock Legacy is a limited liability company formed under the laws of the State of Texas and Mr. Weinstock is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
To date, the source of funding for the purchase of the Ordinary Shares by Aviat was the general working capital of Aviat. The Ordinary Shares beneficially owned by Weinstock Legacy and Mr. Weinstock were acquired with the general working capital of Weinstock Legacy and personal funds of Mr. Weinstock. The total cost for purchasing the Ordinary Shares reported as owned by Aviat, including brokerage commissions, was approximately $7,919,079.04. The total cost for purchasing the Ordinary Shares reported as owned by Weinstock Legacy and Mr. Weinstock, including brokerage commissions, was approximately $16,605
The information in Items 4 and 5 are incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.

Aviat believes the Issuer is significantly undervalued and intends to take action to increase shareholder value. Such actions include the removal of board members of the Issuer and the election of independent directors to such vacancies.
On June 27, 2022, Aviat determined to seek member support to demand that the Issuer convene a meeting of members of the Issuer (the “Special Meeting”). Under the Issuer’s Articles of Association, a special general meeting of members of the Issuer shall be convened upon the written request of members holding more than 5% of the votes of the outstanding voting Shares in the Issuer. If a sufficient number of members support Aviat’s efforts to call the Special Meeting, Aviat intends to solicit member support in favor of proposals seeking to (i) increase the size of the Board of Directors to nine, (ii) remove Ira Palti, Yael Langer, David Ripstein, (and any new director(s) appointed by the Board of Directors since the conclusion of the 2021 Annual General Meeting of Shareholders) as directors of the Issuer and (iii) appoint Michelle R. Clayman, Paul Delson, Jonathan F. Foster, Dennis R. Sadlowski and Craig Weinstock (collectively, the “Nominees”) as directors of the Issuer.
On June 27, 2022, Aviat issued a letter to shareholders of the Issuer seeking support to convene the Special Meeting (the “Letter”). A copy of the letter is attached hereto as Exhibit A and is incorporated by reference herein. As further outlined in the Letter, on June 2, 2022, Aviat delivered a non-binding proposal (the “Proposal”) to acquire all of the outstanding Ordinary Shares of the Issuer not owned by Aviat for all cash valuing the Ordinary Shares at $2.80 per share (the “Proposed Transaction”). This represents a 43% premium over the closing price of the Ordinary Shares on February 14, 2022, the trading day before Aviat began investing in the Issuer, and a 34% premium over the closing price of the Ordinary Shares on June 27, 2022, the trading day Aviat’s investment in the Issuer was publicly announced.
The Proposal is non-binding and, once structured and agreed upon, would be conditioned upon among other things, the (i) receipt of any required governmental approvals; (ii) confirmatory legal, business, regulatory, accounting and tax due diligence; (iii) the negotiation and execution of definitive agreements providing for the Proposed Transaction; and (iv) completion of anticipated financing.
There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. There is also no certainty as to whether, or when, the Issuer may respond to the Letter, or as to the timetable for execution of any definitive agreement. Aviat reserves the right to withdraw the Proposal or modify the terms at any time including with respect to the amount or form of consideration. Aviat may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal.
If the Proposed Transaction is completed, the Ordinary Shares would become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and would be delisted from the Nasdaq.
The foregoing description is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.
Neither the Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.
Aviat also intends to advocate for a strategic review of the Issuer’s assets, including potential divestitures and outright sale of the Issuer, and develop a capital allocation strategy that maximizes the long-term value for all shareholders.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Ordinary Shares on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable from time to time and at any time.
The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review its investment in the Issuer on a continuing basis and to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with members of the Issuer or third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts as a means of enhancing value, Board structure (including Board composition) or operations of the Issuer, purchasing additional Ordinary Shares, selling some or all of its Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, or changing its intention with respect to any and all matters referred to in Item 4.
Item 5. Interest in Securities of the Issuer.
(a, b) The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein. By virtue of his relationship with Weinstock Legacy, Mr. Weinstock may be deemed to beneficially own the Ordinary Shares owned by Weinstock Legacy. To the Reporting Persons’ knowledge, no Listed Person beneficially owns any Ordinary Shares except as set forth in Schedule I hereto.
(c)    Schedule II sets forth the transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days. To the Reporting Persons’ knowledge, no Listed Person has effected any transaction in the Ordinary Shares during the past 60 days.
(d)    Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On June 22, 2022, Aviat received from each Nominee a signed letter indicating each Nominee’s consent to being named in the Issuer’s proxy statement as a nominee director, consent to serve as director of the Issuer if nominated, and consent to the ethical and other duties applicable to such nomination. To Aviat’s knowledge, no Nominee (other than Mr. Weinstock) beneficially owns any Ordinary Shares.

On June 25, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as Exhibit B hereto and is incorporated herein by reference.
Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
The information in Items 3 and 4 are incorporated by reference into this Item 6.
Item 7. Material to be filed as Exhibits
Exhibit A    June 28, 2022 Letter issued to Issuer’s Chairman of the Board and Chief Executive Officer seeking to convene the Special Meeting and disclosing Aviat’s previous non-binding proposal.
Exhibit B    Joint Filing and Solicitation Agreement, dated June 25, 2022, by and among Aviat Networks, Inc., Weinstock Legacy, LLC and Craig Weinstock.

[CUSIP NO.M22013102]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

Aviat Networks, Inc.

By:	/s/ Pete Smith
	Name:	Pete Smith
	Title:	President and Chief Executive Officer
Weinstock Legacy, LLC

By:	/s/ Craig Weinstock
	Name:	Craig Weinstock
	Title:	President
/s/ Craig Weinstock
Name: Craig Weinstock

SCHEDULE I
Aviat Networks, Inc.
The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Aviat Networks, Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Aviat Networks, Inc. and (ii) the business address of each director and executive officer listed below is 200 Parker Drive, Suite C100A, Austin, TX 78728.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Pete Smith	Chief Executive Officer, Director	Chief Executive Officer	USA
David Gray	Chief Financial Officer	Chief Financial Officer	USA
Bryan Tucker	Senior Vice President Sales & Services - Americas	Senior Vice President Sales & Services - Americas	USA
Erin Boase	General Counsel, Vice President Legal Affairs	General Counsel, Vice President Legal Affairs	USA
Gary Croke	Vice President Marketing & Product Line Management	Vice President Marketing & Product Line Management	USA
John Mutch	Chairman of the Board, Director[1]	Founder of MV Advisors LLC	USA
Bryan Ingram	Director	Former senior vice president and general manager of Broadcom’s Wireless Semiconductor Division	USA
Michele Klein	Director	Chief Executive Officer of Jasper Ridge Inc.	USA
Somesh Singh	Director	Former chief product officer of Exploration & Production Software at Emerson Electric	USA
James Stoffel	Director	Retired co-founding General Partner of Trillium International, LLC	USA
Bruce Taten	Director	Former as Senior Vice President, General Counsel and Chief Compliance Officer for Cooper Industries	USA

Weinstock Legacy, LLC
The name, function, citizenship and present principal occupation or employment of each for the managers and executive officers of Weinstock Legacy, LLC are set forth below. The business address of each manager and executive officer listed below is 647 Electra Dr., Houston, TX, 77079.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Craig Weinstock	Manager, President	Senior Vice President and General Counsel of National Oilwell Varco	USA	10,000*
* Consists of shares owned by Weinstock Legacy, LLC

SCHEDULE II
The following table lists all transactions completed by each Reporting Person in the Ordinary Shares since April 25, 2022. Each of the following transactions were open market transactions.

Aviat Networks, Inc.
Date	Shares bought	Price
4/25/22	44,000	$1.9133
4/26/22	50,000	$1.8340
4/27/22	44,000	$1.8392
4/28/22	44,000	$1.8870
4/29/22	44,000	$1.9237
5/2/22	44,000	$1.8817
5/3/22	44,000	$1.9337
5/4/22	44,000	$1.9703
5/5/22	48,000	$1.9662
5/6/22	48,000	$1.9350
5/9/22	55,000	$1.8146

5/10/22	60,000	$1.7465
5/11/22	60,000	$1.6566
5/12/22	60,000	$1.5712
5/13/22	48,000	$1.6765
5/16/22	55,000	$1.7104
5/17/22	55,000	$1.7779
5/18/22	10,000	$1.6987
5/19/22	55,000	$1.7040
5/20/22	62,500	$1.6807
5/23/22	55,000	$1.7315
5/24/22	70,000	$1.6032
5/25/22	60,000	$1.6141
5/26/22	65,000	$1.7398
5/27/22	55,000	$1.7949
5/31/2022	55,000	$1.7797
6/1/2022	55,000	$1.8900
6/2/2022	55,000	$1.8249
6/3/2022	55,000	$1.8107
6/6/2022	55,000	$1.8143
6/7/2022	55,000	$1.8146
6/8/2022	55,000	$1.9266
6/9/2022	55,000	$1.9009
6/10/2022	70,000	$1.7533
6/13/2022	80,000	$1.5852
6/14/2022	80,000	$1.5897
6/15/2022	70,000	$1.6750
6/16/2022	70,000	$1.7342

6/17/2022	55,000	$1.8735
6/21/2022	55,000	$1.9647
6/22/2022	55,000	$2.0119
6/23/2022	55,000	$2.1276
6/24/2022	55,000	$2.2288

Weinstock Legacy, LLC
Date	Shares bought	Price
5/20/22	1,000	1.65
5/20/22	1,000	1.655
5/24/22	1,000	1.60
5/25/22	2,000	1.60
6/13/22	5,000	1.70

Craig Weinstock
None.

Exhibit A

Letter issued to Issuer’s Chairman of the Board and Chief Executive Officer

Exhibit B

Joint Filing Agreement